

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

>　**Re:**　**Wells Fargo Commercial Mortgage Trust 2012-LC5**
>　　　　**Form 10-K for the Fiscal Year Ended December 31, 2013**
>　　　　**Filed March 31, 2014**
>　　　　**File No. 333-172366-04**

Dear Mr. Sfarra:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ M. Hughes Bates

　　　　　　　　　　M. Hughes Bates
　　　　　　　　　　Special Counsel

cc:　　Jeff Blake
　　　David S. Burkholder